FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago, April 29, 2020

Ger. Gen. N°006/2020

Mr. Joaquín Cortez H.

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under Chilean General Norm N°30 of the Financial Market Commission (“CMF” in its Spanish acronym), duly authorized on behalf of Enel Chile S.A. (the “Company”), I hereby inform you of the following significant event:

The Ordinary Shareholders’ Meeting, in its session held today, agreed to distribute a mandatory minimum dividend and an additional dividend, together amounting to 60% (sixty percent) of 2019 net income, equivalent to Ch$ 2.56904738503000 per share. The cash amount to be paid to shareholders, after deducting the Ch$ 0.447231118704613 per share interim dividend paid in January 2020, is Ch$ 2.12181626632539 per share.

Additionally, as a means to compensate for the impairment caused by the decarbonization process of its subsidiary Enel Generación Chile S.A. disclosed as a significant event on June 4, 2019, the Ordinary Shareholders Meeting of Enel Chile approved the distribution of an eventual dividend equivalent to Ch$ 1.66096337980578 per share from the retained earnings of previous years to be paid along with the definitive dividend for 2019.

The expected payment date is May 27, 2020.The shareholders who are registered in the Shareholders’ Registry by May 20, 2020, will be entitled to receive these dividends.

As set forth by the Financial Market Commission in Circular Letter No 660/1986, the forms related to the above-mentioned dividends are enclosed herewith.

Sincerely,

Paolo Pallotti

Chief Executive Officer

Enel Chile S.A.

c.c.:	Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)
Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)
Depósito Central de Valores (Central Securities Depositary)
Comisión Clasificadora de Riesgos (Risk Rating Commission)

FINANCIAL MARKET COMMISSION

CHILE

INTERNAL USE: C.M.F. OFFICE

FORM No 1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES 0.02 Date: 04/292020 (month/day/year)

1. IDENTIFICATION OF THE COMPANY AND THE TRANSACTION

1.01 Tax ID No.°:   76,536,353-5                                                        1.02  Date :    04/29/2020 (month/day/year)

1.03 Company:   ENEL CHILE   S.A.

1.04 Securities Registration Record:   1139                                       1.05 Share series:    Single   .

1.06 Stock Exchange Ticker Symbol:   ENELCHILE                          1.07 Transaction Code:   9__

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement:  04/29/2020 (month/day/year)

2.02 Agreement Settlement:    1     (1: Ordinary Shareholders’ Meeting / 2: Extraordinary Shareholders’ Meeting /

                                                        3: Board of Directors’ Meeting)

2.03 Amount of the dividend:  Ch$ 57,912,644,716.-_                                                       2.04 Currency: Ch$  --    .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 69,166,557,219- 3.02 Closing Date: 05/20/2020 (month/day/year)

4. DIVIDEND INFORMATION

4.01 Type of dividend:  2_ (1: Interim / 2: Definitive mandatory minimum / 3 Definitive additional or  eventual)

4.02 Year Ended: 12/31/2019  (month/day/year)

4.03 Type of payment:   1       (1: In cash / 2: Optional in cash or shares of the own issuance / 3: Optional in cash or shares of others companies  / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: Ch$ 0.83729 /share 5.02 Currency: Ch$ --. 5.03 Payment Date: 05/27/2020 (month/day/year)

(CONTINUE)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting Date:      /    /     (month/day/year)

6.02 Option Expiration Date:      /    /     (month/day/year)

6.03 Date of the distribution of shares :      /    /     (month/day/year)

6.04 Series:                                 (Only if the option is based on shares of own issuance)

6.05 Shares post transaction:                                 (Only if the option is based on shares of own issuance)

6.06 Tax ID No.° of the Issuer:                        (Only if the option is based on shares in which the company is holder)

6.07 Stock Exchange Ticker Symbol:                        .

6.08 Stock dividend factor:                           stocks to be received per one share with rights

6.09 Share price:                     Ch$ / share.                                                   6.10 Currency: Ch$

7. COMMENTS

Tax Effects: The Tax Credit of this dividend, if any, will be announced promptly to shareholders.

Dividend: This mandatory minimum dividend payment for 2019, and the interim dividend payment in January 2020, add up to 30% of the net income of the year ended December 31, 2019.

Dividend payment time and place: Dividends will be transferred to the bank account or savings account of all duly authorized shareholders. Dividends requested to be sent by mail will be sent as nominative check or bank draft, by certified mail to the shareholder’s address registered in the Shareholders’ Registry. For shareholders who get their checks or bank draft directly, they must be collected from May 27, 2020, on at the DCV Registros S.A. office, as manager of Enel Chile’s Shareholder Registry, or at any branch office of the Banco de Crédito e Inversiones, BCI in the country from Monday through Friday, from 9:00 to 14:00. The latter payment method will be applicable to all shareholders that have not expressly requested a payment method and for all bank account holders whose account has been objected in the bank´s verification process prior to payment. If checks or bank drafts are returned by the post office to DCV Registros S.A., they shall remain under their custody until they are collected or requested by the shareholders.

Gazette and Publication Date: The dividend announcement shall be published in the gazette El Mercurio de Santiago, on May 11, 2020.

Type of Entity: Publicly Held Limited Liability Stock Company.

Dividend per share:  In accordance with the provisions of the Circular N° 660 / 1986 of the Financial Market Commission, in number 5.01 of the present form, the dividend payment in Chilean pesos per share is a number rounded to the nearest hundred thousandths. Notwithstanding, for the purposes of the accuracy of the calculation of the dividend per share, the exact amount to be paid per share is Ch$ 0.837292573817617.

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE:  PAOLO PALLOTTI, CEO

FINANCIAL MARKET COMMISSION

CHILE

INTERNAL USE: C.M.F. OFFICE

FORM N° 1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES 0.02 Date: 04/29/2020 (month/day/year)

1. IDENTIFICATION OF THE COMPANY AND THE TRANSACTION

1.01 Tax ID No.°:   76,536,353-5                                                         1.02  Date :    04/29/2020 (month/day/year)

1.03 Company:   ENEL CHILE   S.A.

1.04 Securities Registration Record:   1139                                       1.05 Share series:    Single   .

1.06 Stock Exchange Ticker Symbol:   ENELCHILE                          1.07 Transaction Code:   9A__

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement:  04/29/2020 (month/day/year)

2.02 Agreement Settlement:    1     (1: Ordinary Shareholders’ Meeting / 2: Extraordinary Shareholders’ Meeting /

                                                        3: Board of Directors’ Meeting)

2.03 Amount of the dividend:  Ch$ 88,846,081,477.-_                                                       2.04 Currency: Ch$  --    .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 69,166,557,219.- 3.02 Closing Date: 05/20/2020 (month/day/year)

4. DIVIDEND INFORMATION

4.01 Type of dividend:  3_ (1: Interim / 2: Definitive mandatory minimum / 3 Definitive additional or eventual)

4.02 Year Ended: 12/31/2019  (month/day/year)

4.03 Type of payment:   1       (1: In cash / 2: Optional in cash or shares of the own issuance / 3: Optional in cash or shares of others companies  / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: Ch$ 1.28452 /share 5.02 Currency: Ch$ --. 5.03 Payment Date: 05/27/2020 (month/day/year)

(CONTINUE)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting Date:      /    /     (month/day/year)

6.02 Option Expiration Date:      /    /     (month/day/year)

6.03 Date of the distribution of shares :      /    /     (month/day/year)

6.04 Series to choose:                                 (Only if the option is based on shares of own issuance)

6.05 Shares post transaction:                                 (Only if the option is based on shares of own issuance)

6.06 Tax ID No.° of the Issuer:                        (Only if the option is based on shares in which the company is holder)

6.07 Stock Exchange Ticker Symbol:                        .

6.08 Stock dividend factor:                           stocks to be received per one share with rights

6.09 Share price:                     Ch$ / share.                                                   6.10 Currency: Ch$

7. COMMENTS

Tax Effects: The Tax Credit of this dividend, if any, will be announced promptly to shareholders.

Dividend: This additional dividend for 2019 is equivalent to 30% of net income for the year ended December 31, 2019.

Dividend payment time and place: Dividends will be transferred to the bank account or savings account of all duly authorized shareholders. Dividends requested to be sent by mail will be sent as nominative check or bank draft, by certified mail to the shareholder’s address registered in the Shareholders’ Registry. For shareholders who get their checks or bank draft directly, they must be collected from May 27, 2020, on at the DCV Registros S.A. office, as manager of Enel Chile’s Shareholder Registry, or at any branch office of the Banco de Crédito e Inversiones, BCI in the country from Monday through Friday, from 9:00 to 14:00. The latter payment method will be applicable to all shareholders that have not expressly requested a payment method and for all bank account holders whose account has been objected in the bank´s verification process prior to payment. If checks or bank drafts are returned by the post office to DCV Registros S.A., they shall remain under their custody until they are collected or requested by the shareholders.

Gazette and Publication Date: This dividend announcement shall be published in the gazette El Mercurio de Santiago, on May 11, 2020.

Type of Entity: Publicly Held Limited Liability Stock Company.

Dividend per share:  In accordance with the provisions of the Circular N° 660 / 1986 of the Financial Market Commission, in number 5.01 of the present form, the dividend payment in Chilean pesos per share is a number rounded to the nearest hundred thousandths. Notwithstanding, for the purposes of the accuracy of the calculation of the dividend per share, the exact amount to be paid per share is Ch$1.284523692507770.

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE :  PAOLO PALLOTTI, CEO

FINANCIAL MARKET COMMISSION

CHILE

INTERNAL USE: C.M.F. OFFICE

FORM N° 1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES 0.02 Date: 04/29/2020 (month/day/year)

1. IDENTIFICATION OF THE COMPANY AND THE TRANSACTION

1.01 Tax ID No.°:   76,536,353-5                                                         1.02  Date :    04/29/2020 (month/day/year)

1.03 Company:   ENEL CHILE   S.A.

1.04 Securities Registration Record:   1139                                       1.05 Share series:    Single   .

1.06 Stock Exchange Ticker Symbol:   ENELCHILE                          1.07 Transaction Code:   9B__

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement:  04/29/2020 (month/day/year)

2.02 Agreement Settlement:    1     (1: Ordinary Shareholders’ Meeting / 2: Extraordinary Shareholders’ Meeting /

                                                        3: Board of Directors’ Meeting)

2.03 Amount of the dividend:  Ch$ 114,883,118,648.-_                                                       2.04 Currency: Ch$  --    .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 69,166,557,219.- 3.02 Closing Date: 05/20/2020 (month/day/year)

4. DIVIDEND INFORMATION

4.01 Type of dividend:  3_ (1: Interim / 2: Definitive mandatory minimum / 3 Definitive additional or eventual)

4.02 Year Ended:    ----    (month/day/year)

4.03 Type of payment:   1       (1: In cash / 2: Optional in cash or shares of the own issuance / 3: Optional in cash or shares of others companies  / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: Ch$1.66096 /share 5.02 Currency: Ch$ --. 5.03 Payment Date: 05/27/2020 (month/day/year)

(CONTINUE)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting Date:      /    /     (month/day/year)

6.02 Option Expiration Date:      /    /     (month/day/year)

6.03 Date of the distribution of shares :      /    /     (month/day/year)

6.04 Series to choose:                                 (Only if the option is based on shares of own issuance)

6.05 Shares post transaction:                                 (Only if the option is based on shares of own issuance)

6.06 Tax ID No.° of the Issuer:                        (Only if the option is based on shares in which the company is holder)

6.07 Stock Exchange Ticker Symbol:                        .

6.08 Stock dividend factor:                           stocks to be received per one share with rights

6.09 Share price:                     Ch$ / share.                                                   6.10 Currency: Ch$

7. COMMENTS

Tax Effects: The Tax Credit of this dividend, if any, will be announced promptly to shareholders.

Dividend: This eventual dividend is from retained earnings of previous years.

Dividend payment time and place: Dividends will be transferred to the bank account or savings account of all duly authorized shareholders. Dividends requested to be sent by mail will be sent as nominative check or bank draft, by certified mail to the shareholder’s address registered in the Shareholders’ Registry. For shareholders who get their checks or bank draft directly, they must be collected from May 27, 2020, on at the DCV Registros S.A. office, as manager of Enel Chile’s Shareholder Registry, or at any branch office of the Banco de Crédito e Inversiones, BCI in the country from Monday through Friday, from 9:00 to 14:00. The latter payment method will be applicable to all shareholders that have not expressly requested a payment method and for all bank account holders whose account has been objected in the bank´s verification process prior to payment. If checks or bank drafts are returned by the post office to DCV Registros S.A., they shall remain under their custody until they are collected or requested by the shareholders.

Gazette and Publication Date: This dividend announcement shall be published in the gazette El Mercurio de Santiago, on May 11, 2020.

Type of Entity: Publicly Held Limited Liability Stock Company.

Dividend per share:  In accordance with the provisions of the Circular N° 660 / 1986 of the Financial Market Commission, in number 5.01 of the present form, the dividend payment in Chilean pesos per share is a number rounded to the nearest hundred thousandths. Notwithstanding, for the purposes of the accuracy of the calculation of the dividend per share, the exact amount to be paid per share is Ch$1.660963379805780.

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE :  PAOLO PALLOTTI, CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: April 29, 2020